

16014790

JG

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~159049~~ 68959

JG

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Martel Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Times Square Tower 37th Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Wasitowski 212-607-8140
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monroe J Chalmers CPA, PC
(Name – *if individual, state last, first, middle name*)

2 Hartsdale St	St James	New York	11780
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 10 2016
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Wasitowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Martel Capital LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MALGORZATA T LESZCZYNSKA
Notary Public - State of New York
NO. 01LE6254612
Qualified in Kings County
My Commission Expires

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARTEL CAPITAL LLC

FINANCIAL STATEMENTS
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS



MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

Report of Independent Registered Public Accounting Firm

To the Members of
Martel Capital LLC

I have audited the accompanying financial statements of Martel Capital LLC (the "Company") which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related footnotes to the financial statements. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States).

In my opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Monroe J Chalmers CPA PC

St. James, New York
March 9, 2016

MARTEL CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets

Cash	$ 71,577
Accounts receivable	10,500
Due from member	1,500
Prepaid expenses	11,961
Total assets	$ 95,538

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 14,150
Total liabilities	14,150
Members' equity	81,388
Total liabilities and members' equity	$ 95,538

The accompanying notes are an integral part of these financial statements.

MARTEL CAPITAL LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Investment banking and advisory fees	$ 251,479
Other income	11,988
Total revenue	263,467
Expenses:	
Commissions	178,097
Regulatory and compliance	14,833
Professional fees	18,745
Occupancy	8,800
Other expenses	1,704
Total expenses	222,179
Net income	$ 41,288

The accompanying notes are an integral part of these financial statements.

MARTEL CAPITAL LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance - December 31, 2014	$ 23,600
Member capital contributions	16,500
Net income	41,288
Balance - December 31, 2015	$ 81,388

The accompanying notes are an integral part of these financial statements.

MARTEL CAPITAL LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows provided by operating activities:	
Net income	$ 41,288
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) in operating assets:	
Accounts receivable	(10,500)
Due from member	(1,500)
Prepaid expenses	(9,912)
Increase in operating liabilities:	
Accounts payable and accrued expenses	10,628
Net cash provided by operating activities	30,004
Cash flows from financing activities:	
Member capital contributions	16,500
Net cash provided by financing activities	16,500
Net increase in cash and cash equivalents	46,504
Cash - beginning of period	25,073
Cash - end of period	$ 71,577

The accompanying notes are an integral part of these financial statements.

MARTEL CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note 1 - Organization and nature of business

Martel Capital LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company formed on February 22, 2011, originally as Martel Trading Group, LLC as a New York Limited Liability Company, changed its name to Martel Capital LLC on August 5, 2011 and began its current operations in August 2015. The Company is engaged in business providing investment advisory and investment banking services.

Note 2 - Significant accounting policies

Investment banking and advisory fees

Investment banking revenues include fees arising from securities offerings in which the Company acts as a placement agent and are recorded at the closing of the financing transaction. Investment advisory fees are recognized as earned based on the terms of the contract.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Subsequent Events

The Company has evaluated subsequent events through March 9, 2016, which is the date the financial statements were available to be issued.

Note 3 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2015.

MARTEL CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note 4 - Concentrations of credit risk

The Company is engaged in various brokerage activities whose counterparties primarily include broker-dealers, companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash balances at financial institutions that at times may exceed the amount covered by insurance provided by the Federal Deposit Insurance Corporation. There was no such excess amount at December 31, 2015.

Note 5 - Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $57,427 which was $52,427 in excess of its required net capital of $5,000.

Note 6 - Commitments

The Company has entered into an Expense Sharing Agreement ("Agreement") with Forefront Capital Services, LLC ("FCS"). The agreement has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. Pursuant to the agreement, FCS provides administrative, occupancy and other management and back-office services to the Company. For the year ended December 31, 2015 charges for these services totaled $6,300 and are included in occupancy costs. At December 31, 2015 the Company has a balance owing FCS of $1,400 for these services, which is included in accounts payable and accrued expenses.

Note 7 – Related party transactions

The Company receives consulting services under an affiliate's agreement. Under this arrangement the Company will pay $5,000 per month for services related to the Continuing Membership Application process with FINRA. This agreement will terminate at the earlier of the completion of the process or 120 days from the signing of the agreement. Payments for these consulting services totaled $10,000 in 2015.

Due from member, is a due on demand non-interest bearing advance.

MARTEL CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note 8 – Income taxes

The Company is a limited liability company and, as such, is not a taxpaying entity for federal and state income tax purposes. The income of the Company is reported by the members on their respective tax returns. Accordingly no provision for federal or state income taxes is recorded in the financial statements of the Company as of December 31, 2014. The Company is subject to New York City unincorporated business tax.

Uncertain tax positions - The Company adopted the provisions of "*Accounting for Uncertainty in Income Taxes*" which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Under *Accounting for Uncertainty in Income Taxes*, an entity may only recognize or continue to recognize tax positions that meet a "more likely that not" threshold. The Company has evaluated its tax positions for the year ended December 31, 2015, and does not expect a material adjustment to be made. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits in progress.

SCHEDULE I

MARTEL CAPITAL LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2015

Allowable capital:	
Total members' equity	$ 81,388
Less non-allowable assets:	
Accounts receivable	10,500
Prepaid expenses and other assets	11,961
Total non-allowable assets	22,461
Net capital before haircuts on securities	58,927
Haircuts on securities	-
Net capital	$ 58,927
Aggregate indebtedness	$ 14,150
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregated indebtedness)	$ 5,000
Excess net capital	$ 53,927
Ratio: Aggregate indebtedness to net capital	.2464 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SCHEDULE II

MARTEL CAPITAL LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2015

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC rule 15c3-3.

MARTEL CAPITAL LLC
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2015

Martel Capital LLC (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. & 240.17.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R. & 240-17a-5(d)(1) and (4). To the best of its knowledge and belief for the year ended December 31, 2015, the Company states the following:

(1) The Company has identified the provisions in paragraph (k) of SEC Rule 15c3-3 (the "exemption provisions") under which Martel Capital LLC claimed an exemption from SEC Rule 15c3-3 as (k)(2)(i); and

(2) The Company met the identified exemption provision throughout the most recent fiscal year without exception.



David Wasitowski

Martel Capital LLC

I, David Wasitowski, affirm that, to my best knowledge and belief, the exemption report is true and correct.

By: David Wasitowski

Managing Member

Signature: 



MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

Report of Independent Registered Public Accounting Firm

The Members of
Martel Capital LLC

I have reviewed management's statements, included in the accompanying exemption report, in which (1) Martel Capital LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which) Martel Capital LLC claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) and (2)) Martel Capital LLC stated that) Martel Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception). Martel Capital LLC management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about) Martel Capital LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Monroe J Chalmers CPA PC

St. James, New York
March 9, 2016

MARTEL CAPITAL LLC

7 TIMES SQUARE TOWER, 37TH FL

NEW YORK, NY 10036

March 9, 2016

Monroe J Chalmers CPA, PC
2 Hartsdale St
St James, NY 11780

This representation letter is provided in connection with your audit of the financial statements of Martel Capital LLC which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factor.

We confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your audit.

Financial Statements

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated October 1, 2015.
- The financial statements referred to above are fairly presented in conformity with U.S. generally accepted accounting principles.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.
- All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.
- There were no uncorrected financial statement misstatements.
- We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with U.S. GAAP, and we have not consulted a lawyer concerning litigation, claims, or assessments.
- Material concentrations have been properly disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP

Information Provided

- We have provided you with:
    - Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.
    - Additional information that you have requested from us for the purpose of the audit.
    - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
    - We provided all minutes of the meetings of the members for the year ended December 31, 2015 and in addition there are no recent meetings for which minutes have not yet been prepared.
    - All regulatory correspondence from FINRA, and the Securities and Exchange Commission.
- There were no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices, that require disclosure in or adjustment to the financial statements.
- All material transactions have been recorded in the accounting records and are reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management,
    - Employees who have significant roles in internal control, or
    - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the entity's financial statements communicated by employees, former employees, analysts, regulators, or others.
- We have disclosed to you all known instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.
- We have disclosed to you that there are no additional related parties or any additional related party relationships or transactions that are not properly disclosed in the financial statements.

  The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- We acknowledge our responsibility for presenting the schedules of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("SEC") and the Computation for the Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission in accordance with the applicable rules and regulations of the SEC and U.S. GAAP, where applicable and we believe the schedules of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for the Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission including its form and content, is fairly presented in accordance with the applicable rules and regulations of the SEC and U.S. GAAP. The methods of measurement and presentation of the schedule of computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for the Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have not changed from those used in the prior period, and we have disclosed to you any significant assumptions or interpretations underlying the measurement and presentation of the supplementary information. The Company is required to maintain a minimum net capital of $5,000.

- No events have occurred subsequent to the statement of financial condition date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.



Signature: ______________________
David Wasitowski

Title: Principal

MARTEL CAPITAL LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2015
With Report of Independent Registered Public Accounting Firm